FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                8 September 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Compulsory transfer provision sent to the London Stock Exchange on 8 September 2005


For release at 7:00 am

O2 plc

8 September 2005



                         O2 plc (the "Company" or "O2")
        Intention to exercise provisions of new articles of association

On 14 July 2005 the Company announced its intention to invoke temporary provisions of its articles of association to limit ownership of its shares by US Resident Shareholders in order to facilitate O2's intention to deregister from the SEC. At that time, O2 expected that these provisions would not be applied to more than 4 million shares. To date these new provisions have been exercised with respect to approximately 2.2 million shares (representing approximately 0.025% of the issued share capital).

The Board today announces that O2 will be invoking these provisions again and formal notices have been sent to this effect to the shareholders concerned. On the basis of information received to date, O2 does not expect that these provisions will be applied to more than an additional 6.9 million shares (representing approximately 0.079% of the issued share capital).

O2 may invoke these provisions in respect of additional shares held by US Resident Shareholders in the future if necessary to achieve SEC deregistration or to remain exempt from SEC registration after such deregistration.

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Further information:

David Nicholas                                        David Boyd
Director of Communications                            Head of Investor Relations
O2 plc                                                O2 plc
david.nicholas@o2.com                                 david.boyd@o2.com
t: +44 (0) 771 575 9176                               t: +44(0)1753 628230

Simon Gordon                                          John Crosse
Press Relations Manager                               Investor Relations Manager
O2 plc                                                O2 plc
simon.gordon@o2.com                                   john.crosse@o2.com
t: +44 (0) 771 007 0698                               t: +44 (0) 1753 628198

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                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 8 September 2005                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary